Dollar General Corporation

Ratio of Earnings to Fixed Charges

	Historical					Pro Forma(1)	Historical
	Predecessor				Successor
	Fiscal Year Ended					Fiscal Year Ended
	January 28, 2005	February 3, 2006(2)	February 2, 2007	February 3, 2007 through July 6, 2007	March 6, 2007 through February 1, 2008	February 1, 2008	January 30, 2009
Earnings(3):
Income (loss) before income taxes	$534.8	$544.6	$220.4	$4.0	$(6.6)	$(3.4)	$194.4
Fixed Charges, exclusive of capitalized interest	111.8	123.1	140.7	58.8	320.7	380.3	513.7
	$646.6	$667.7	$361.1	$62.8	$314.1	$376.9	$708.1
Fixed Charges(3):
Interest charged to expense	$28.8	$26.2	$34.9	$10.3	$252.9	$264.0	$391.9
Interest factor on rental expense(4)	83.0	96.9	105.8	48.5	67.8	116.3	121.8
	111.8	123.1	140.7	58.8	320.7	380.3	513.7
Interest capitalized	3.6	3.3	2.9	—	—	—	—
	$115.4	$126.4	$143.6	$58.8	$320.7	$380.3	$513.7
Ratio of earnings to fixed charges	5.6x	5.3x	2.5x	1.1x			1.4x
Excess of fixed charges over earnings(5)					$(6.6)	$(3.4)

(1)

To give effect to the increase in interest expense resulting from the portion of the notes proceeds used to retire the $198.3 million of our 8 5/8% unsecured notes due June 10, 2010 as if such transactions had occurred at the beginning of the period presented.

(2)

The fiscal year ended February 3, 2006 was comprised of 53 weeks.

(3)

For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of income (loss) before income taxes, plus fixed charges less capitalized expenses related to indebtedness (amortization expense for capitalized interest is not significant) and (b) fixed charges consist of interest expense (whether expensed or capitalized), the amortization of debt issuance costs and discounts related to indebtedness, and the interest portion of rent expense.

(4)

The portion of rent expense representative of interest is based on the present value of the future lease payments discounted at 10%.

(5)

For the period from March 6, 2007 through February 1, 2008, fixed charges exceeded earnings by $6.6 million. For the fiscal year ended February 1, 2008, pro forma fixed charges exceeded earnings by $3.4 million.